FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 26, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 26, 2004                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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                               GlaxoSmithKline plc

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 19th May 2003 it purchased 930,000 of its Ordinary Shares of 25 pence each ("Shares") on 25 March 2004 at a price of 1069.98 pence per share.

The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 6,520,000 of its shares in treasury and has 5,934,526,059 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

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                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


25 March 2004                 Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 29,669 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.

The Company was advised of this transaction on 26 March 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
26 March 2004

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                      Publication of GlaxoSmithKline plc's

      2003 Annual Report, Annual Review and Corporate Responsibility Report

GlaxoSmithKline plc issued its 2003 Annual Report and Annual Review at 3.00pm
(UK) today, 26th March 2004.

A copy of each of these documents together with the Company's Notice of Annual General Meeting, have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

         The Financial Services Authority

         25 The North Colonnade

         Canary Wharf

         London E14 5HS

         Tel: +44 (0) 20 7676 1000

These documents together with the Company's Corporate Responsibility Report, also published today, can now be viewed on the Company's website at www.gsk.com.

S M Bicknell
Company Secretary
26th March 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 26 March 2004, that as a result of movement in the fund on 25 March 2004, the number of Ordinary Share ADRs held by the fund had decreased from 18,865,547 to 18,846,686 at an average price of $39.38.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

26 March 2004